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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 15


           Certification and Notice of Termination of Registration
          under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
               and 15(d) of the Securities Exchange Act of 1934.


                     COMMISSION FILE NO. 0-10669

                                   CB&T, INC.
            (Exact name of registrant as specified in its charter)

                              101 EAST MAIN STREET
                          McMINNVILLE, TENNESSEE 37110
                                 (931) 473-2147
         (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)


                         COMMON STOCK, $2.50 PAR VALUE
           (Title of each class of securities covered by this Form)

                                      N/A
          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [X]        Rule 12h-3(b)(1)(ii)     [ ]
     Rule 12g-4(a)(1)(ii)   [ ]        Rule 12h-3(b)(2)(i)      [ ]
     Rule 12g-4(a)(2)(i)    [ ]        Rule 12h-3(b)(2)(ii)     [ ]
     Rule 12g-4(a)(2)(ii)   [ ]        Rule 15d-6               [ ]
     Rule 12h-3(b)(1)(i)    [ ]

        Approximate number of holders of record as of the certification or notice date:

NONE, FOLLOWING THE EFFECTIVE TIME OF THE REGISTRANT'S ACQUISITION BY UNION PLANTERS CORPORATION PURSUANT TO THE REGISTRANT'S MERGER WITH AND INTO UNION PLANTERS HOLDING CORPORATION, A WHOLLY OWNED SUBSIDIARY OF UNION PLANTERS CORPORATION.

        Pursuant to the requirements of the Securities Exchange Act of 1934, Union Planters Holding Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Dated:  July 8, 1998            By:  /s/ E. James House, Jr.
                                    --------------------------------------------
                                E. James House, Jr., Secretary of Union Planters
                                Holding Corporation, Successor to the Registrant

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.